Exhibit 99

PRESS RELEASE

MAGNA POSTS 2016 ANNUAL REPORT

AURORA, Ontario, March 29, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2016 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com.  Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Magna will provide a hard copy of its audited financial statements as contained in our 2016 Annual Report to Shareholders, free of charge, on request through our website or in writing to Magna International Inc., Attn:  Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

OUR BUSINESS (1)

We are a leading global automotive supplier with 317 manufacturing operations and 102 product development, engineering and sales centres in 29 countries. We have over 155,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

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